UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 7)1


                             IDX SYSTEMS CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)


                                   449491 10 9
                                 (CUSIP Number)


                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)
         [   ]    Rule 13d-1(c)
         [X]      Rule 13d-1(d)
-------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449491 10 9                13G                    Page  2 of  6 Pages


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1          NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Richard E. Tarrant
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

           Inapplicable
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3          SEC USE ONLY


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---------- ---------------------------------------------------------------------
4         ITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
--------------------------------------------------------------------------------
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NUMBER OF
SHARES                 5    SOLE VOTING POWER
BENEFICIALLY
OWNED BY                    5,569,110 (includes (i) 30,000 shares which Mr.
EACH                        Tarrant hasa right to acquire within sixty days of
REPORTING                   December 31, 2002; (ii) 2,166,025 shares held by Amy
PERSON WITH                 E. Tarrant in her solename, which shares are subject
                            to a Stock Restriction and Voting Agreement, dated
                            as of April 29, 1999, pursuant to which Mr. Tarrant
                            has full voting power as to such shares; (iii)
                            267,568 shares held by Amy E. Tarrant, as trustee
                            which shares are subject to an informal voting
                            arrangement between Amy E. Tarrant and Mr. Tarrant
                            with Mr. Tarrant having full voting power; and (iv)
                            401,352 shares held by Mr. Tarrant's three sons
                            (133,784 shares each) which shares are subject to a
                            Stock Restriction and Voting Agreement, dated as of
                            April 29, 1999, pursuant to which Mr. Tarrant has
                            full voting power as to such shares.
                       ---------------------------------------------------------
                       ---------------------------------------------------------
                       6    SHARED VOTING POWER

                            124,250 (beneficial ownership disclaimed as to
                            shares; includes 50,000 shares held by the Amy E.
                            Tarrant Foundation, as to which shares, pursuant to
                            an informal voting Arrangement between Amy E.
                            Tarrant and Mr. Tarrant shares voting power with the
                            Amy E.Tarrant Foundation).
                       ---------------------------------------------------------
                       ---------------------------------------------------------
                       7    SOLE DISPOSITIVE POWER

                            2,734,165 (consists of 2,704,165 shares held by Mr.
                            Tarrant, individual, and 30,000 shares which Mr.
                            Tarrant has a right to acquire within sixty days of
                            December 31, 2002.
                       ---------------------------------------------------------
                       ---------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER

                            74,250 (beneficial ownership disclaimed as to shares).

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


CUSIP No. 449491 10 9                13G                      Page 3 of 6 Pages

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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,693,360 (consists of (i) 2,704,165 shares held by Mr. Tarrant, individually; (ii) 30,000 shares which Mr. Tarrant has a right to acquire within sixty days of December 31, 2002, (iii) 2,166,025 shares held by Amy E. Tarrant in her sole name, which shares are subject to a Stock Restriction and Voting Agreement, dated as of April 29, 1999, pursuant to which Mr. Tarrant has full voting power as to such shares and to which shares Mr. Tarrant disclaims beneficial ownership; (iv) 267,568 shares held by Amy E. Tarrant, as trustee of two trusts (133,784 shares each and the beneficiaries of which are certain of the Tarrant's children), which shares are subject to an informal voting arrangement between Amy E. Tarrant and Mr. Tarrant with Mr. Tarrant having full voting power and as to which shares Mr. Tarrant disclaims beneficial ownership; (v) 401,352 shares held by Mr. Tarrant's three sons ( 133,784 shares each) which shares are subject to a Stock Restriction and Voting Agreement, dated as of April 29, 1999, pursuant to which Mr. Tarrant has full voting power as to such shares and as to which shares Mr. Tarrant disclaims beneficial ownership; and (vi) 74,250 shares held by the Richard E. Tarrant Foundation, a Vermont non-profit corporation, the officers and trustees of which include Mr. Tarrant, and as to which shares Mr. Tarrant disclaims beneficial ownership; and (vii) 50,000 shares held by the Amy E. Tarrant Foundation, a Vermont non-profit corporation, the officers and trustees of which are Amy E. Tarrant and certain of the Tarrant children, as to which shares are subject to an informal voting arrangement between Amy E. Tarrant and Mr. Tarrant with Mr. Tarrant sharing voting power with the Amy E. Tarrant Foundation.
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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           Inapplicable
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           19.60%
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12         TYPE OF REPORTING (SEE INSTRUCTIONS)

           IN
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

CUSIP No. 449491 10 9                13G                      Page 4 of 6 Pages




Item 1(a)         Name of Issuer:
                  ---------------

                  IDX Systems Corporation

Item 1(b)         Address of Issuer's Principal Executive Office:
                  -----------------------------------------------

                  40 IDX Drive
                  P.O. Box 1070
                  Burlington, Vermont  05402

Item 2(a)         Name of Person Filing:
                  ----------------------

                  Richard E. Tarrant, individually

Item 2(b)         Address of Principal Business Office or if none, Residence:
                  -----------------------------------------------------------

                  Richard E. Tarrant
                  c/o 40 IDX Drive
                  P.O. Box 1070
                  Burlington, Vermont 05402

Item 2(c)         Citizenship:
                  ------------

                  United States of America

Item 2(d)         Title of Class of Securities:
                  -----------------------------

                  Common Stock, $0.01 par value

Item 2(e)         CUSIP Number:
                  -------------

                  449491 10 9

Item 3            Description of Person Filing:
                  -----------------------------

                  Inapplicable

Item 4            Ownership:*
                  ----------

                  (a) Amount Beneficially Owned:

                      5,693,360

--------------------

* As of December 31, 2002. This amount includes (i) 2,704,165 shares held by Mr. Tarrant, individually; (ii) 30,000 shares which Mr. Tarrant has a right to acquire within sixty days of December 31, 2002, (iii) 2,166,025 shares held by Amy E. Tarrant in her sole name, which shares are subject to a Stock Restriction and Voting Agreement, dated as of April 29, 1999, pursuant to which Mr. Tarrant has full voting power as to such shares and to which shares Mr. Tarrant disclaims beneficial ownership; (iv) 267,568 shares held by Amy E. Tarrant, as trustee of two trusts (133,784 shares each and the beneficiaries of which are certain of the Tarrant's children), which shares are subject to an informal voting arrangement between Amy E. Tarrant and Mr. Tarrant with Mr. Tarrant having full voting power and as to which shares Mr. Tarrant disclaims beneficial ownership; (v) 401,352 shares held by Mr. Tarrant's three sons (133,784 shares each) which shares are subject to a Stock Restriction and Voting Agreement, dated as of April 29, 1999, pursuant to which Mr. Tarrant has full voting power as to such shares and as to which shares Mr. Tarrant disclaims beneficial ownership; and (vi) 74,250 shares held by the Richard E. Tarrant Foundation, a Vermont non-profit corporation, the officers and trustees of which include Mr. Tarrant, and as to which shares Mr. Tarrant disclaims beneficial ownership; and
(vii) 50,000 shares held by the Amy E. Tarrant Foundation, a Vermont non-profit

CUSIP No. 449491 10 9                13G                      Page 5 of 6 Pages

corporation, the officers and trustees of which are Amy E. Tarrant and certain of the Tarrant children, as to which shares are subject to an informal voting arrangement between Amy E. Tarrant and Mr. Tarrant with Mr. Tarrant sharing voting power with the Amy E. Tarrant Foundation.

                (b) Percent of Class: 19.60%

                (c) Number of Shares as to which such person has:

                   (i)   sole power to vote or to direct the vote: 5,569,110
                   (ii)  shared power to vote or to direct the vote: 124,250
                   (iii) sole power to dispose or to direct the disposition
                           of: 2,734,165
                   (iv)  shared power to dispose or to direct the disposition of: 74,250

Item 5            Ownership of Five Percent or Less of a Class:
                  ---------------------------------------------

                  Inapplicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person:
                  -------

                  Amy E. Tarrant holds (i) 2,166,025 shares in her sole name, which shares are subject to a Stock Restriction and Voting Agreement, dated as of April 29, 1999, pursuant to which Mr. Tarrant has full voting power as to such shares; (ii) 267,568 shares as a trustee of two trusts (133,784 shares each and the beneficiaries of which are certain of the Tarrant's children), which shares are subject to an informal voting arrangement between Amy E. Tarrant and Mr. Tarrant with Mr. Tarrant having full voting power as to such shares and are subject to certain terms; and (iii) 50,000 shares held by the Amy E. Tarrant Foundation, a Vermont non-profit corporation, the officers and trustees of which are Amy E. Tarrant and certain of the Tarrant children, as to which shares Amy E. Tarrant disclaims beneficial ownership, and which shares are subject to an informal voting arrangement between Amy E. Tarrant and Mr. Tarrant with Mr. Tarrant sharing voting power with the Amy E. Tarrant Foundation.

Item 7            Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent
                  -----------------------------------------------------
                  Holding Company or Control Person:
                  ----------------------------------

                  Inapplicable

Item 8            Identification and Classification of Members of the Group:
                  ----------------------------------------------------------

                  Inapplicable

Item 9            Notice of Dissolution of a Group:
                  ---------------------------------

                  Inapplicable

Item 10           Certification:
                  --------------

                  Inapplicable

CUSIP No. 449491 10 9                13G                      Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                DATED:  February 14, 2003


                                /S/ RICHARD E. TARRANT
                                ------------------------------
                                Richard E. Tarrant